Exhibit 99.1

17 Altalef Street Yehud Industrial Zone, Israel 5610001 T: 972-3-539-1444 F: 972-3-536-6245 www.magalsecurity.com

Magal Security Systems Announces Sale of its Projects Division to
Aeronautics Ltd., a Subsidiary of RAFAEL

Transaction Will Enable the Company to Execute Strategy of Scalable Growth with a Focus on Providing High Margin Technology-Rich Products and Solutions

The Company to Host a Conference Call to Discuss the Transaction

YEHUD, ISRAEL, February 8, 2021 -- Magal Security Systems, Ltd. (NASDAQ: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced today its entry into an asset purchase agreement to sell its Integration Solutions Division, or projects division, to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., for approximately $35 million. The transaction is expected to be completed by the second quarter of 2021, and is subject to customary closing conditions, including regulatory approvals. The Company will conduct a conference call to review the transaction on Wednesday February 10, 2021 at 11:00 a.m. Eastern Time.

Magal’s strategic decision to divest its projects division, will enable the Company to focus on providing technology-rich products, solutions and related services in its four key verticals: energy, logistics, critical infrastructure and correctional facilities. These verticals provide Magal the greatest opportunity to increase its security and related markets offerings while expanding its customer base.

Following the sale of the projects division, Magal, through its Israeli based headquarters, will continue to operate its Senstar product division, with development and manufacturing facilities located in Canada and sales offices in the US, EMEA, APAC, and LATAM regions. For the last 12 months, Senstar’s revenue represented 46% of the consolidated Magal revenue while delivering a 64% gross profit margin, compared to the consolidated 45% gross margin. Senstar’s R&D during the last 12 months represented 12% of its revenues, as compared to 8% for the consolidated company.

Post-divestiture, Magal anticipates higher growth rates with improved gross margins and a stronger balance sheet. The Company will leverage Senstar’s industry-leading position, continue expanding its tech-rich product and software lines organically and intends to optimize future strategic acquisitions to achieve incremental growth in its global markets.

Dror Sharon, Chief Executive Officer of Magal, said, "Magal’s future direction lies in developing industry-leading technology for the security industry. Senstar's track record of growth and profitability is highly scalable to deliver ongoing operating leverage and deliver long-term shareholder value. The Senstar team is continuously innovating, improving product lines, and developing new products that set a standard for quality, innovation, and reliability. The divesture gives our business model greater visibility and a stronger balance sheet to stay on track with our acquisitions strategy and to execute our long-term growth strategy."

Moshe Elazar, President and CEO of Aeronautics Group: "Magal’s project division will become an independent company under Aeronautics Group. Aeronautics Group is fully committed to Magal's partners and customers worldwide. Magal's projects international footprint, experience and technology combined with Aeronautics' proven solutions, is a significant part of the Group growth strategy in the HLS and advanced para-military markets"

Pursuant to the share and asset purchase agreement, Aeronautics agreed to acquire the project division from Magal for a purchase price of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. As part of the acquisition, Aeronautics is also acquiring Magal’s facility in Yehud, Israel. The share and asset purchase agreement contains customary representations, warranties, covenants and indemnification provisions. Subject to regulatory approvals and the satisfaction of customary closing conditions set forth in the share and asset purchase agreement, Magal expects the acquisition to close during the second quarter of 2021.

The foregoing description of the share and asset purchase agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the share and asset purchase agreement, a copy of which is an exhibit to Magal’s Form 6-K that has been filed with the Securities and Exchange Commission on this date.

Conference Call Information:

To participate in Wednesday call, please use one of the following teleconferencing numbers. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13716415.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The call will begin Wednesday, February 10, 2021, promptly at: 11:00 am Eastern Time; 6:00 pm Israel Time; 4:00 pm UK Time.

The conference call will also be webcast live at http://public.viavid.com/index.php?id=143507.

A replay link of the call will be available at www.magalsecurity.com on February 10, 2021 after 1:00 pm Eastern time through February 24, 2021 at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13712737

Advisors

Naschitz Brandes Amir & Co. serves as legal advisor to Magal and Fischer Behar Chen Well Orion & Co. serves as legal advisor to Aeronautics.

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis – our cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

About Aeronautics Ltd.

Aeronautics Group offers proven integrated turnkey solutions, for multiple applications in the defense and HLS markets, including: unmanned systems, multiple sensors, big data exploitation and mission critical communications. As a leader in the field of unmanned aerial systems, Aeronautics identifies its customers’ operational needs and responds with innovative technological solutions. The Group’s broad product portfolio offers comprehensive solutions for ISTAR and HLS missions, with demonstrated excellence in performance and operability. Backed by continuous research and development, these systems are built on decades of technological and operational experience. As part of Rafael Advanced Defense Systems, Aeronautics utilizes the technological synergy between the two companies – Rafael’s advanced air, land and naval defense capabilities and Aeronautics’ proven technologies - to strengthen its own status as a leading unmanned and autonomous solutions integrator provider. For more information on Aeronautics Group, please visit the company's website: www.aeronautics-sys.com

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd.
Diane Hill
+972-3-539-1421
dianeh@magal-s3.com
www.magalsecurity.com

IR Contact:

Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com